EXHIBIT 1

                        AMERICAN ISRAELI PAPER MILLS LTD.
                       DECLARES EX DATE FOR CASH DIVIDEND

Hadera, Israel, April 3, 2003. American Israeli Paper Mills Ltd. (ASE:AIP) announced that pursuant to the declaration made by the Company on April 1, 2003 regarding the dividend payment the ex-dividend date on the American Stock Exchange is April 10, 2003. The ex dividend date on the Tel-Aviv Stock exchange is April 15, 2003.

No Ordinary Share transfers between its New York and Israeli registers will be permitted from April 10,2003 through and including April 15,2003.

The purpose of this action is to avoid the confusion, which may result from the different ex-dividend dates, which are in effect on the American Stock Exchange and the Tel Aviv Stock Exchange.

The temporary suspension of transfers between registers will not affect the trading of Ordinary Shares on either the American Stock Exchange or the Tel Aviv Stock Exchange.